
December 21, 2023

Peter Jackson
Chief Executive Officer
Flutter Entertainment plc
Belfield Office Park, Beech Hill Road
Clonskeagh, Dublin 4, D04 V972
Ireland

>          **Re: Flutter Entertainment plc**
>          **Amendment No. 1 to Draft Registration Statement on Form 20-F**
>          **Submitted December 6, 2023**
>          **CIK No. 0001635327**

Dear Peter Jackson:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Business Overview, page 57

1.      We note your response to prior comment 6. Please revise to clarify whether any aspects of your Positive Impact Plan are required to be implemented by management, or if there are any specific milestones or actions that must be taken in order to achieve the stated goals. If not, please revise to clearly state as such.

Item 5. Operating and Financial Review and Prospects
Key Operational Metrics, page 84

2.      Your revised disclosure in response to prior comment 4 states that multi-product players

that use a single brand are not duplicated when determining total AMPs in each division or the Group's total AMPs, and players that use multiple brands within a division would be counted as an AMP for each brand that they use. Please revise to address the following:

- Identify the significant brands that cross multiple product categories and the related product categories for each significant brand.
- Explain why you utilize a different methodology to count players that use multiple brands within a division  and not multi-product players that use a single brand, specifically clarifying the significance of brands in determining AMPs.
- Explain why duplicate counting of players that use multiple brands within a division does not result in a difference between the aggregate of AMPs by geographic division and total Group AMPs.
- In your response, provide us with examples of how players can be counted in your AMPs measure based on product, brand and division to add context to your definition of AMPs on page 58.

3.      We note your response to prior comment 10. Please address the following regarding AMPs:

- Revise to discuss the extent to which you use AMPs in managing your business, across product categories, geographic divisions, and at the Group level.
- Explain what is meant by the reference in your response to "quantum" playing individual products.
- Revise to quantify total Group AMPs for the prior comparable periods. In this regard we note that you quantify the increases in AMPs as part of your discussion and analysis of consolidated results on pages 90 and 91.
- In your response, provide us with the breakdown of AMPs between sportsbooks and iGaming players by segment for each period presented, if available.
- Further explain to us why you believe providing such breakdown of AMPs would not be meaningful for an understanding of your business. In this regard we note discussion and quantification of the increase in AMPs in relation to iGaming revenues for the U.S. geographic division on page 93.

4.      Regarding your response to prior comment 10 as it relates to iGaming products, please explain why the lack of variability of outcome causes staking information for iGaming to be a less relevant metric. In your response, provide us with quantified information of stakes or a similar metric for your iGaming products by geographic segment for each period presented, to the extent available. In addition, tell us the net revenue margin or similar measure for iGaming by geographic segment for each period presented, if available.

Trends and Factors Affecting Our Future Performance, page 85

5.      We note your revised disclosure in response to prior comment 3 that remediation actions related your internal control over financial reporting are expected to be time-consuming and put significant demands on the company's financial and operational resources. While you state that you cannot provide an estimate of the costs expected to be incurred, please

       revise here to discuss, in qualitative terms, the impact of remediation if the related costs are reasonably likely to be material. Refer to Item 5.D of Form 20-F.

General

6.      We note your release of your third quarter trading update on your company website, please include a discussion of your financial performance for this period in your registration statement.

     Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Derby at 202-551-3334 with any other questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology

cc:      Joshua Bonnie